Aegis Capital Corp.

February 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	OKYO Pharma Ltd.
Registration Statement on Form F-1/A
File No. 333-268675
Concurrence in Acceleration Request

Ladies and Gentlemen:

Aegis Capital Corp. (“Aegis”), as placement agent for the referenced offering, hereby concurs in the request by OKYO Pharma Ltd. that the effective date of the above-referenced registration statement be accelerated to 5:00 pm (Eastern Time), or as soon as practicable thereafter, on February 27, 2023, pursuant to Rule 461 under the Securities Act. Aegis affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Aegis Capital Corp.

By:	/s/ Griffin Cassagne
Name:	Griffin Cassagne
Title:	Executive Vice President